Exhibit 3.1

CERTIFICATE OF TRUST

OF

FRANKLIN ETHEREUM TRUST

This Certificate of Trust of Franklin Ethereum Trust (the “Trust”) is being duly executed and filed by the undersigned, to form a statutory trust under the Delaware Statutory Trust Act (12 Del.C. sec. 3801 et seq.)

1.	The name of the statutory trust formed by this Certificate of Trust is Franklin Ethereum Trust.

2.	The name and business address of the Trustee in the State of Delaware is Delaware Trust Company, 251 Little Falls Drive, Wilmington, DE 19808.

3.	This Certificate of Trust shall be effective as of the date of filing by the Delaware Secretary of State.

4.
Pursuant to Section 3804 of the Delaware Statutory Trust Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust (each, a “Series”), whether such Series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such Series only and not against the assets of the Trust generally or any other Series thereof, and, except as otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other Series thereof shall be enforceable against the assets of such Series.

IN WITNESS WHEREOF, the undersigned, being the Trustee of the Trust, has executed this Certificate of Trust as of the 8th day of February 2024.

TRUSTEE: Delaware Trust Company, not in its individual capacity but solely as Delaware trustee

By: /s/ Gregory Daniels
Name: Gregory Daniels
Title: Vice President